INVEST IN **SPEAK AS ONE**

Guiding people on their mental health journey to become Healthier. Together.



speakasone.com Austin TX

LEAD INVESTOR

Casey McPherson

Speak As One is creatively solving a monumental problem of quality mental health in the workplace, universities, and other organizations. I have watched Julie, the founder, take her idea from concept to reality. I have watched her build teams, be dedicated to her work, and pivot when something wasn't working into something that did. I believe in her team, her vision, and the sustainable dream that we may all Speak as One. Please join me as an investor in bringing this to fruition!

Invested $1,000 this round

Highlights

1. Expanding access to mental health service for Corporations, Universities, and Non-Profits.
2. Mental health market valued at $383B in 2020 (source: Allied Market Research)
3. Subscription box market valued at $18.8B in 2020, growing at a CAGR of 20% (source: MarketWatch)
4. Highly experienced team of advisors with decades of experience.
5. B2B partnerships already in place with TX State University, Cops4Charity, and Be a Champion.
6. Interviews with influencers Dr. Drew and Trent Shelton conducted on Speak As One YouTube channel.

Our Team

Julie Korioth CEO/Founder

With years of experience as a dedicated board member for SIMS, Julie knows firsthand the importance of mental health support. She graduated from Texas State University and St. Edward's University, receiving her Master of Arts in Counseling.

The founder of Speak As One, Julie Korioth, chose to start this company because of her personal experiences with mental health challenges and the desire to help others going through similar situations. As a little girl with undiagnosed visual processing disorders, Julie struggled with anxiety, confusion, and feeling alone in class. Later in life, she faced marital separation and unhealed trauma, which nudged her to seek the help she needed to heal emotionally. Julie wanted to create a platform that provides real tools to nurture emotional wellness and a source of inspiration through personal discussions of hope around mental health. She believes that open, honest communication helps people heal and wants to change the way people think and talk about mental health. Through Speak As One, Julie hopes to empower people to take control of their emotional well-being and live happier, healthier lives.

Brittany Johanson Director of Business

With over a decade of success leading mission-driven teams; Brittany has led monetization, marketing, social strategy, programming, and inclusivity for start-ups and grown a local nonprofit into a national platform for women's emotional health.



Izzie Morrow Operations Coordinator

Izzie is a recent Rollins College grad with a degree in International Business and a minor in Spanish. With a unique perspective from her IFEMA Madrid internship, she understands the complexities of global business.

Pitch


Speak as One
Healthier. Together.™




The Problem.
Hundreds of millions of people are struggling with mental health. This issue has implications for businesses worldwide. Speak As One is providing the solution businesses need to support their employees mental health.


The facts.
2020
The WHO reports that over 264,000,000 people suffer from anxiety and depression worldwide
World Health Organization
2022
The WHO reports that the COVID-19 pandemic has triggered a 25% increase in prevalence of anxiety and depression worldwide
"The information we have now about the impact of COVID-19 on the world's mental health is just the tip of the iceberg"
Dr. Tedros Adhanom Chebreyesus
WHO Director-General


Our vision.
To support businesses worldwide as we remove the stigmas around openly talking about mental health by providing new and innovative ways for management to empower their workforce to take control of their mental health.
And our efforts have already begun.


Real stories.
INDEPENDENT
'I have suffered mentally': Toto Wolff opens up on mental health struggles ahead of 2022 F1 season
GOLF
Nick Dougherty 'I was in ribbons inside': A 3-time winner opens up on the importance of discussing mental health
POPSUGAR.
Bella Hadid Opens Up About Body Image, Burnout, and Prioritizing Her Mental Health
SCREENRANT
Bachelorette Kaitlyn Bristowe Opens Up About Mental Health on Instagram
People
Former Ohio State Athlete Harry Miller Gets Emotional Discussing Early Retirement, Mental Health
FanNation
Robert Covington Opens Up About Mental Health Struggles
Sports Illustrated
Nick Kyrgios Opens Up About Mental Health in Instagram Post
E NEWS
Dwayne Johnson Felt Pressured To Be Closed Off About His Feelings And Mental Health
REPUBLICWORLD.COM
Lizzo Opens Up On Mental Health Amid Living in Spotlight: 'My Depression Didn't Go Away'


Box market.
$18.8B
In 2020, the global subscription box market totaled $18.8 billion.
20.1%
Analysts expect the global subscription box market to grow at a CAGR of 20.1% during 2021-2026.
55%
Curation subscribers make up for a total of 55% of all subscriptions.
At this growth rate the subscription box market will be worth more than $50B by 2027

Source: MarketWatch.


Our vision + real stories + your business =
WELCOME TO THE CIRCLE
We're also partnering with influencers with millions of followers to provide Special Edition mental health boxes.


Your business + our influencers = happy employees
DR.DREW
DR. DREW PINSKY
THE MIRROR EFFECT
DR.DREW
+
Speak of One


Box popularity.
COSMOPOLITAN
7 Best Perfume Subscription Boxes of 2022
Men'sHealth
The 10 Best Dog Subscription Boxes to Give Your Furry Friend This Year
USA TODAY
12 subscription boxes for anyone who wants to start a new hobby
The Pioneer Woman
11 Best Tea Subscription Boxes for Anyone Who's Tea-Obsessed
PureWow
Reese Witherspoon Loves This Kid-Approved Subscription Box
HouseBeautiful
7 Subscription Boxes That Deliver Plants Straight to Your Front Door
RUNNER'S WORLD
6 Best Food Subscription Boxes in 2022
USA TODAY 10Best
What subscription boxes are you excited about? Vote now
THE ROOT
5 Subscription Book Boxes That Bring Black Literature to Your Door


Business Purchase Drivers.
Convenience
Online product subscriptions at the touch of the button continue to rise in popularity. Having products pre-chosen and replenished eliminates the time-consuming browsing and selection process.
Personalization
Subscription boxes make purchase decisions easier with carefully curated products that often complement a specific need. For example, meal kits are often based on different dietary requirements.
Value
Price bundling techniques offering "$X" in savings versus buying each product individually is a massive drawcard, as consumers strongly consider discounts and value when making purchasing decisions.
Novelty
Although not the defining role, the anticipation of receiving a package and the uncertainty of its contents continues to play a significant psychological role in monthly subscription box popularity.
$


Simple Financials.
Enterprise
Mental Health Box
Price for < 100 boxes
$49.99
Price for 101-5000 boxes
$39.99
Price for > 5001 boxes
$29.99
2023 Distribution Goal
50,000+
2023 Revenue
$2,499,500+
2024 Distribution Goal
175,000+
2024 Revenue
$6,998,250+
2025 Distribution Goal
325,000+
2025 Revenue
$9,746,750+

This slide contains forward-looking projections that cannot be guaranteed.


The team.
Julie
Experienced Life Coach with
Brittany
Brittany is our Director of Business
Izzie
Izzie is a recent college graduate with

working in the individual and family services industry. Skilled in Event Planning, Customer Service, Coaching, Strategic Planning, and Leadership Development.

of success leading mission driven teams. She's led monetization, marketing and social strategy, programming, and inclusivity for start ups and grew a local non profit into a national platform for women's emotional health.

she has gained valuable experience volunteering for various charitable organizations. She brings a unique perspective to the table, having completed an internship with IFEMA Madrid, experiencing firsthand the complexities of conducting business in a global market.

The advisors.



Babita Spinelli LP JD

Babita is an internationally recognized award winning psychotherapist, executive coach, mental health consultant and relationship expert. As a former lawyer and Wall Street executive, her corporate background and experience are key to partnering with executives and leaders who recognize the benefit of a holistic approach to lead their organizations and to navigate the unique challenges they face in the workplace, in their personal lives, and in their relationships. In her private practice and public engagements, she empowers people and organizations to examine and redefine relationships as a tool.



Christopher Manning

Managing Partner and CEO of Greenbelt Capital Partners. Chris founded Greenbelt Capital Partners in 2021, before which he was a Managing Partner at Trilantic North America. Before Trilantic, Chris was Partner in the merchant banking business at Lehman Brothers. Chris holds an MBA from The Wharton School of the University of Pennsylvania, and a BBA from the University of Texas at Austin. Chris currently serves on the University of Texas McCombs School of Business Advisory Council; is Chairman of the University of Texas New York for McCombs Executive Committee, and is a Board Member of the University of Pennsylvania's Squash Committee.

The advisors.



whurley

whurley is founder and CEO of Strangeworks. He is an Eisenhower Fellow, Innovator in Residence for the Legatum Center for Development and Entrepreneurship at the Sloan School of Management at MIT, A Senior Member of the Institute of Electrical and Electronics Engineers (IEEE), Chairman of the Quantum Computing Standards Workgroup at the IEEE, the first Ambassador to CERN and Society, and the co-author of "Quantum Computing For Babies". Goldman Sachs acquired his second startup, Honest Dollar. Prior to that whurley founded Chaotic Moon Studios which was acquired by Accenture.



Wyeth Wiedeman

For thirty years, Wyeth has provided strategic counsel, crisis management and political consulting to the constantly-evolving social, economic, regulatory, and legislative environment. Wyeth's vast connections and endless curiosity allow him expertise and competence in financial services, oil & gas, technology, new energy, higher education, medical research, manufacturing, transportation, alcohol distilling, bioscience, environmental industries, and recently the world of start-ups. Wyeth is an advisor for entrepreneurs and helps companies grow and develop quickly.



Meghan Stabler

Meghan, Senior Vice President of Global Product Marketing at BigCommerce, is a results-driven and growth mindset leader with proven experience in marketing, product management, GTM strategy, on-Premise to Cloud/SaaS solutions, ecommerce platforms & process improvements / transformation from startup, turnaround and enterprise software firms.

The advisors.



Steve Gibson

Steve has held a range of C-Suite positions in technology companies ranging from Financial Technology Services, to Data Science Consulting, and is currently the Chief Strategy Officer for the advanced technology Platform as a Service (PaaS) company Strangeworks, inc. Prior to building companies from the ground up, Steve worked for a number of large multinational corporations in the European aerospace sector delivering platforms for Military, Civil and Space applications. Steve holds a Bachelor's degree in Aerospace Systems Engineering from the University of Coventry in the UK, is a Prince II practitioner and a Certified SCRUM Master.



Jason Fox

After six years playing professional football for the Miami Dolphins and Detroit Lions, Fort Worth native Jason Fox founded EarBuds, a music-sharing platform. Fox plans to distinguish EarBuds from other music players in the App Store by allowing users to easily share music and build playlists together in private or public groups - regardless of which music streaming platform they use.



Kirsten McMurray

Kirsten began supporting filmmaker Richard Linklater at Detour Film production in 2004. It turned into a fruitful opportunity - she started managing the company in 2007 and recently ended her 15+ year tenure as Chief Operations Maven.

The opportunity.

Seeking $1.25 million in seed funding.

Money will be used to create our online platform and subscription service as well as producing videos and marketing spend. Investment will be structured as a SAFE note with a 15% discount into our Series A round.

Potential Exits.

lyra | Calm | BetterUp

GE Healthcare | Pfizer | Abbott

Janssen (Johnson & Johnson) | headspace | MERCK

Achieving a successful exit is not guaranteed.


Speak
as One

Thank You.

EMAIL
julie@speakasone.com

PHONE
512-799-7126

WEB
speakasone.com